Sharps Technology, Inc.

105 Maxess Road

Melville, NY 11747

(631) 574-4436

August 31, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sharps Technology, Inc.
Registration Statement on Form S-3
Filed August 29, 2023
File No. 333-274146

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sharps Technology, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 AM Eastern Time, September 5, 2023, or as soon as practicable thereafter.

Very truly yours,

Sharps Technology, Inc.

By:	/s/ Robert M. Hayes
Robert M. Hayes
Chief Executive Officer